Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED MARCH 31, 2016

925 West Georgia Street, Suite 1805, Vancouver, B.C., Canada V6C 3L2

Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com

www.firstmajestic.com

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF

OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the three months ended March 31, 2016 and the audited consolidated financial statements for the year ended December 31, 2015, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences. This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of May 10, 2016 unless otherwise stated.

BUSINESS OVERVIEW

First Majestic is a mining company focused on silver production in México, pursuing the development of its existing mineral property assets and acquiring new assets. During the quarter ended March 31, 2016, the Company owned and operated six producing silver mines: the Santa Elena Silver/Gold Mine, La Encantada Silver Mine, La Parrilla Silver Mine, Del Toro Silver Mine, San Martin Silver Mine and the La Guitarra Silver Mine.

First Majestic is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR”, on the Mexican Stock Exchange under the symbol “AG” and on the Frankfurt Stock Exchange under the symbol “FMV”.

2016 FIRST QUARTER PERFORMANCE

Key Performance Metrics	2016-Q1	2015-Q4	Change	2015-Q1	Change
Operational
Ore Processed / Tonnes Milled	789,591	883,377	(11%)	631,609	25%
Silver Ounces Produced	3,074,173	3,055,442	1%	2,776,855	11%
Silver Equivalent Ounces Produced	5,083,095	4,820,408	5%	3,905,270	30%
Cash Costs per Ounce(1)	$5.00	$6.04	(17%)	$8.22	(39%)
All-in Sustaining Cost per Ounce(1)	$8.97	$11.28	(20%)	$13.88	(35%)
Total Production Cost per Tonne(1)	$42.72	$41.44	3%	$46.90	(9%)
Average Realized Silver Price per Ounce ($/eq. oz.)(1)	$15.08	$15.21	(1%)	$17.05	(12%)

Financial (in $millions)
Revenues	$66.5	$66.0	1%	$54.6	22%
Mine Operating Earnings(2)	$9.4	$3.9	141%	$5.0	88%
Earnings (loss) before income taxes	$1.4	$(115.9)	101%	$0.7	85%
Income taxes (expense) recovery, current and deferred(3)	$(8.8)	$12.9	(168%)	$(1.8)	(378%)
Net Loss	$(7.4)	$(103.0)	93%	$(1.1)	(573%)
Operating Cash Flows before Working Capital and Taxes(2)	$25.0	$17.5	42%	$17.3	44%
Cash and Cash Equivalents	$61.7	$51.0	21%	$22.4	176%
Working Capital (Deficit)(1)	$57.8	$15.6	271%	$(12.6)	559%

Shareholders
Loss per Share ("EPS") - Basic	$(0.05)	$(0.66)	93%	$(0.01)	(408%)
Adjusted EPS(1) (see page 32)	$0.03	$(0.02)	250%	$(0.00)	1177%
Cash Flow per Share(1)	$0.16	$0.11	42%	$0.15	9%

(1)	The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 30 to 33 for a reconciliation of non-GAAP to GAAP measures.
(2)	The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before working capital and taxes. These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS. See “Additional GAAP Measures” on page 33.
(3)	Income tax expense in the current quarter includes a one-time non-cash deferred tax expense of $6.7 million related to an election to apply historical loss carryforwards against the deconsolidation tax liability during the period.

First Majestic Silver Corp. 2016 First Quarter Report	Page 1

2016 FIRST QUARTER HIGHLIGHTS

First Quarter Production Summary	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Ore Processed / Tonnes Milled	242,539	189,140	151,916	86,869	75,863	43,265	789,591
Silver Ounces Produced	661,292	830,787	575,969	311,400	480,413	214,312	3,074,173
Silver Equivalent Ounces Produced	1,725,417	832,957	1,001,359	578,556	580,922	363,884	5,083,095
Cash Costs per Ounce	$(3.34)	$8.49	$5.39	$9.52	$5.83	$8.27	$5.00
All-in Sustaining Cost per Ounce	$1.68	$9.33	$7.06	$10.76	$7.52	$12.91	$8.97
Total Production Cost per Tonne	$42.05	$34.91	$35.29	$53.30	$53.32	$66.88	$42.72

Operational

•	In the first quarter, the Company produced a new record of 5,083,095 silver equivalents ounces, an increase of 5% compared to the fourth quarter of 2015. The increase in production was primarily attributed to increased production from the Santa Elena and La Encantada mines, which increased production 15% and 16%, respectively, compared to the previous quarter. Silver production in the quarter was 3,074,173 ounces which was comparable to the previous quarter.

•	Cash cost per ounce in the quarter was $5.00, a decrease of 17% or $1.04 per ounce compared to the previous quarter. Improvements in cash cost per ounce was the result of the ongoing company-wide cost reduction efforts and a focus on producing profitable ounces, which resulted in decreases in cash cost per ounce at most of the Company’s operations. As part of this effort, the Company was able to increase production by 5% while reducing throughput by 11%, resulting in significant cost savings in contractor, haulage, energy and reagents. Cash costs also benefited from an 8% weakening of the Mexican pesos against the U.S. dollar in the quarter.

•	All-in sustaining cost per ounce (“AISC”) in the first quarter was $8.97, a decrease of 20% or $2.31 per ounce compared to the previous quarter. The decrease in AISC was primarily attributed to reduction in cash cost per ounce, as well as decreases in general and administrative expenses and sustaining capital expenditures. Sustaining capital expenditures were also partially deferred due to a slow initiation of exploration and development activities at the beginning of the year. Sustaining costs are expected to increase slightly in the next quarter to catch up with program targets without any change in the anticipated annual outlook for sustaining costs.

Financial

•	Generated revenues of $66.5 million in the quarter, an increase of 22% or $11.9 million compared to the first quarter of 2015 primarily due to 36% increase in silver equivalent ounces sold, related to the acquisition of the Santa Elena mine in October 2015, partially offset by a 12% reduction in average realized silver price.

•	The Company recognized mine operating earnings of $9.4 million compared to mine operating earnings of $5.0 million in the first quarter of 2015. The increase in mine operating earnings was primarily driven by an increase in production levels and a decrease in production costs, partially offset by a decline in silver prices.

•	Earnings before income taxes of $1.4 million were $0.6 million higher than the same quarter of the prior year, primarily due to an increase in mine operating earnings, decrease in general and administrative and share-based payments expenses, partially offset by higher finance costs related to debt restructuring during the quarter.

•	Cash flow from operations before movements in working capital and income taxes in the quarter was $25.0 million ($0.16 per share) compared to $17.3 million ($0.15 per share) in the first quarter of 2015.

•	In the Mexican Tax Reform of 2013, the Mexican Tax Authorities forced the reversal of the benefits of tax consolidation which required that the Company recognize a net liability of $31.2 million at that time. In November 2015, the Mexican Tax Authorities introduced a provision which enable companies to settle a portion of its tax deconsolidation liability against past loss carryforwards at a discounted rate of 15% as compared to the Mexican corporate tax rate of 30%. In March 2016, the Company applied this new provision to reduce its deconsolidation tax liability by $14.7 million. As the Company was previously carrying these tax loss carryforwards as a deferred tax asset valued at $21.4 million, this effectively resulted in a one-time net $6.7 million deferred tax expense related to the value of tax loss carryforwards being written off during the period.

•	Ignoring the impact of the one-time settlement of tax losses against the deconsolidation liability, the Company generated a net loss of $0.7 million (loss per share of $0.00) compared to a net loss of $1.1 million (loss per share of $0.01) in the first quarter of 2015.

First Majestic Silver Corp. 2016 First Quarter Report	Page 2

•	Adjusted net earnings for the quarter were $4.6 million (adjusted EPS of $0.03), after excluding non-cash and non-recurring items including share-based payments, gains from marketable securities, loss from prepayment facilities, financing fees related to early debt settlement and deferred income tax expense (see “Adjusted EPS” on page 32).

Corporate Developments

•	In February 2016, the Company closed a $60.0 million debt financing agreement, consisting of a $35.0 million term loan and $25.0 million revolving credit facility, with a consortium of lenders. The three year term loan includes a six month repayment holiday and bears an interest rate of LIBOR plus an applicable range from 3.25% to 4.00%, depending on certain financial parameters of the Company. Proceeds from the term loan were used primarily to settle the remaining balance of the Company’s BAML lead and zinc prepayment facilities and associated call options. The revolving credit facility expires in three years and bears the same interest as the term loan, and a relevant standby fee from 0.81% to 1.00% for the undrawn portion of the facility. The revolving credit facility was used to replace the prior SilverCrest $15.0 million credit line due to expire in June 2016, with the remainder available for general working capital purposes. The debt financing added approximately $32.0 million to the Company’s working capital by deferring $28.5 million in 2016 debt repayments and adding $3.5 million to treasury after early settlement of the BAML prepayment facilities.

•	On April 22, 2016, the Company announced a CAD$50.0 million bought-deal private placement with a syndicate of underwriters for the issuance of 4,566,000 common shares at a price of CAD$10.95 per common share, with an overallotment option to purchase up to an additional 15% of the number of shares issued. The offering is scheduled to close on or before May 12, 2016.

First Majestic Silver Corp. 2016 First Quarter Report	Page 3

REVIEW OF OPERATING RESULTS

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

	2016	2015				2014
Production Highlights	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Ore processed/tonnes milled
La Encantada	189,140	242,109	252,377	189,811	167,270	186,411	169,659	183,177
La Parrilla	151,916	149,504	166,815	178,736	172,647	175,830	178,252	171,617
Del Toro	86,869	111,448	124,093	162,089	157,934	175,552	134,474	174,645
San Martin	75,863	83,442	87,883	89,506	88,362	96,651	92,498	96,278
La Guitarra	43,265	42,249	43,864	42,494	45,396	49,084	46,313	45,307
Santa Elena	242,539	254,625	-	-	-	-	-	-
Consolidated	789,591	883,377	675,032	662,637	631,609	683,528	621,196	671,024
Silver equivalent ounces produced
La Encantada	832,957	716,023	669,994	605,299	548,124	792,605	813,701	1,079,122
La Parrilla	1,001,359	1,051,679	919,167	985,107	1,080,445	1,159,177	1,168,240	1,142,432
Del Toro	578,556	586,672	750,458	1,159,484	1,327,628	1,264,751	712,860	899,710
San Martin	580,922	576,675	766,733	696,580	682,071	698,605	584,822	510,697
La Guitarra	363,884	382,953	451,684	356,089	267,002	332,389	243,913	223,262
Santa Elena	1,725,417	1,506,405	-	-	-	-	-	-
Consolidated	5,083,095	4,820,408	3,558,035	3,802,558	3,905,270	4,247,527	3,523,536	3,855,223
Silver ounces produced
La Encantada	830,787	714,057	668,124	602,869	544,735	788,369	806,055	1,073,636
La Parrilla	575,969	605,605	585,414	620,839	622,237	646,283	705,928	716,045
Del Toro	311,400	331,225	424,413	664,969	841,026	817,754	495,714	730,580
San Martin	480,413	485,227	642,473	597,328	571,937	592,698	509,046	449,045
La Guitarra	214,312	245,358	272,885	230,499	196,920	229,463	163,696	128,912
Santa Elena	661,292	673,969	-	-	-	-	-	-
Consolidated	3,074,173	3,055,442	2,593,309	2,716,503	2,776,855	3,074,567	2,680,439	3,098,218
Cash cost per ounce
La Encantada	$8.49	$11.00	$12.64	$14.65	$14.27	$11.50	$11.39	$8.67
La Parrilla	$5.39	$7.18	$10.11	$10.72	$7.75	$7.42	$5.87	$5.76
Del Toro	$9.52	$9.25	$8.91	$4.34	$5.09	$7.03	$15.94	$14.70
San Martin	$5.83	$7.20	$5.62	$6.25	$6.29	$7.32	$9.60	$10.02
La Guitarra	$8.27	$7.02	$3.62	$6.74	$11.28	$9.45	$10.91	$9.48
Santa Elena	$(3.34)	$(2.84)	-	-	-	-	-	-
Consolidated	$5.00	$6.04	$8.77	$8.74	$8.22	$8.51	$10.41	$9.63
All-in sustaining cost per ounce
La Encantada	$9.33	$14.29	$16.01	$18.32	$17.85	$17.76	$17.32	$14.25
La Parrilla	$7.06	$9.98	$14.43	$14.48	$12.58	$11.09	$11.77	$11.42
Del Toro	$10.76	$11.30	$11.89	$6.97	$7.25	$10.16	$25.39	$20.44
San Martin	$7.52	$9.83	$8.87	$9.62	$8.69	$9.54	$14.11	$15.89
La Guitarra	$12.91	$14.24	$9.68	$13.32	$17.71	$17.21	$27.74	$23.39
Santa Elena	$1.68	$1.44	-	-	-	-	-	-
Consolidated	$8.97	$11.28	$14.41	$14.49	$13.88	$14.43	$19.89	$18.18
Production cost per tonne
La Encantada	$34.91	$30.92	$31.93	$44.21	$43.96	$45.29	$50.82	$46.47
La Parrilla	$35.29	$38.99	$40.62	$46.49	$42.64	$42.68	$44.48	$45.58
Del Toro	$53.30	$45.22	$47.59	$42.99	$47.87	$46.83	$66.95	$62.70
San Martin	$53.32	$54.22	$58.71	$56.09	$58.06	$59.34	$64.57	$55.38
La Guitarra	$66.88	$57.02	$52.92	$54.58	$48.88	$47.30	$48.01	$47.44
Santa Elena	$42.05	$44.45	-	-	-	-	-	-
Consolidated	$42.72	$41.44	$41.81	$46.80	$46.90	$47.15	$54.34	$51.81

First Majestic Silver Corp. 2016 First Quarter Report	Page 4

Operating Results – Consolidated Operations

Key Performance Metrics	2016-Q1	2015-Q4	Change	2015-Q1	Change
Production
Ore processed/tonnes milled	789,591	883,377	(11%)	631,609	25%
Average silver grade (g/t)	161	146	10%	186	(14%)
Recovery (%)	75%	74%	2%	74%	2%

Total silver ounces produced	3,074,173	3,055,442	1%	2,776,855	11%
Total payable silver ounces produced	2,993,547	2,970,551	1%	2,650,629	13%
Gold ounces produced	16,870	14,534	16%	2,970	468%
Pounds of lead produced	8,637,429	9,040,601	(4%)	11,286,880	(23%)
Pounds of zinc produced	4,030,810	4,227,296	(5%)	6,349,692	(37%)
Total production - ounces silver equivalent	5,083,095	4,820,408	5%	3,905,270	30%

Underground development (m)	10,007	9,261	8%	9,828	2%
Diamond drilling (m)	6,697	5,819	15%	5,425	23%

Costs
Mining cost per ounce	$4.10	$4.20	(2%)	$4.22	(3%)
Milling cost per ounce	5.07	5.70	(11%)	4.82	5%
Indirect cost per ounce	2.10	2.41	(13%)	2.14	(2%)
Total production cost per ounce	$11.27	$12.32	(9%)	$11.18	1%
Transport and other selling costs per ounce	0.40	0.44	(9%)	0.56	(28%)
Smelting and refining costs per ounce	2.16	2.28	(5%)	3.11	(30%)
Environmental duty and royalties per ounce	0.11	0.10	7%	0.12	(14%)
Cash cost per ounce before by-product credits	$13.94	$15.14	(8%)	$14.97	(7%)
Deduct: By-product credits	(8.95)	(9.11)	(2%)	(6.75)	33%
Cash cost per ounce	$5.00	$6.04	(17%)	$8.22	(39%)

Workers’ Participation	0.04	0.02	108%	-	0%
General and administrative expenses	1.22	1.46	(16%)	1.57	(22%)
Share-based payments	0.38	0.26	49%	0.61	(37%)
Accretion of decommissioning liabilities	0.07	0.09	(20%)	0.07	(3%)
Sustaining capital expenditures	2.25	3.41	(34%)	3.41	(34%)
All-In Sustaining Costs per ounce	$8.97	$11.28	(20%)	$13.88	(35%)

Mining cost per tonne	$15.54	$14.14	10%	$17.69	(12%)
Milling cost per tonne	19.21	19.18	0%	20.23	(5%)
Indirect cost per tonne	7.97	8.12	(2%)	8.98	(11%)
Total production cost per tonne	$42.72	$41.44	3%	$46.90	(9%)

Production

Total production for the quarter was 5,083,095 silver equivalent ounces and consisted of 3,074,173 ounces of silver, 16,870 ounces of gold, 8,637,429 pounds of lead and 4,030,810 pounds of zinc. Compared to the previous quarter, total production increased by 5% primarily attributed to an increase in production from the Santa Elena and La Encantada mines. Compared to the previous quarter, Santa Elena increased production by 15%, primarily due to a 20% increase in gold production. Production at La Encantada increased 16% compared to the previous quarter due to a 43% increase in silver grades, partially offset by 22% decrease in tonnes milled.

Total ore processed during the quarter amounted to 789,591 tonnes, reflecting an 11% decrease compared to the previous quarter. The decrease in tonnes was primarily due to reduced processing rates at the La Encantada and Del Toro mines. During the quarter, the processing plant at La Encantada operated at a reduced throughput rate due to several mechanical malfunctions within the crushing and grinding area, filtration and thickener tanks. A major maintenance plan to repair the areas was completed in early April and throughput rates have returned to normal operating levels by late April. Del Toro’s reduced rate of throughput was due to reliance on the narrow veins of the Perseverancia mine and the Lupita vein, as well as presence of excess water and soft ground conditions in the San Juan Orebody #3. Several veins, including San Juan, Perseverancia and Dolores mines, are currently being developed to expand throughput.

First Majestic Silver Corp. 2016 First Quarter Report	Page 5

Cash Cost per Ounce

Cash cost per ounce (after by-product credits) for the quarter was $5.00 per payable ounce of silver, an improvement of 17% from $6.04 per ounce in the fourth quarter of 2015 and 39% from $8.22 per ounce in the first quarter of 2015. The decrease in cash cost per ounce was primarily the result of ongoing company-wide cost reduction efforts and a focus on producing only profitable ounces, which resulted in decreases in cash cost per ounce in most of the Company’s operations. As part of this effort, the Company was able to increase overall production by 5% despite reducing throughput by 11%, resulting in significant cost savings in contractor, haulage, energy and reagents. Santa Elena, the Company’s recently acquired mine, had a negative cash cost of ($3.34) per ounce, which also contributed to the significant reduction in the Company’s consolidated cash cost.

All-In Sustaining Cost per Ounce

Consolidated AISC for the quarter was $8.97 per ounce, a 20% improvement compared to $11.28 per ounce in the previous quarter and a 35% reduction compared to $13.88 per ounce in the first quarter of 2015. AISC reduced significantly due to reduction in cash costs per ounce, as well as decreases in general and administrative expenses and sustaining capital expenditures. AISC was also lower due to the recent addition of the Santa Elena mine, which had an AISC of $1.68 per ounce in the quarter. Sustaining capital expenditures were also partially deferred due to a slow initiation of exploration and development activities at the beginning of the year. Sustaining costs are expected to increase slightly in the next quarter to catch up with program targets without any change in the anticipated annual outlook for sustaining costs.

Head Grades and Recoveries

The average silver head grade for the quarter was 161 grams per tonne (“g/t”), a 10% increase from 146 g/t in the fourth quarter of 2015. The increase in average head grade for the quarter was primarily attributed to the Company’s focus on producing higher grade profitable ounces by processing higher grade ore through the mill. Head grade at La Encantada had the largest increase from 157 g/t to 224 g/t due to a discovery of a higher grade area in December.

Compared to the same quarter of the prior year, the decrease in silver head grade was primarily due to Santa Elena’s reprocessing lower grade heap leach material blended with fresh mined ore. The lower silver head grades were offset by higher gold grades.

Combined recoveries of silver for all mines in the quarter were 75% compared to 74% in the previous quarter and 74% in the first quarter of 2015. The Company continues to improve recoveries through mining dilution control and continuous optimization of metallurgical testing, resulting in higher silver recoveries at five of the Company’s six operating mines.

Development and Exploration

A total of 10,007 metres of underground development was completed during the quarter, compared to 9,261 metres developed in the previous quarter and 9,828 metres completed in the first quarter of 2015. The increase in mine development compared to the previous quarter was due to a push to develop new production areas.

At quarter end, nine diamond drill rigs were active at the Company’s six operating mines. During the quarter, a total of 6,697 metres were drilled compared to 5,819 metres drilled in the fourth quarter and 5,425 metres drilled in the first quarter of 2015. The Company’s exploration program is expected to ramp up in the second quarter, focusing on underground expansion of known ore bodies at all six of the Company’s mines.

First Majestic Silver Corp. 2016 First Quarter Report	Page 6

Santa Elena Silver/Gold Mine, Sonora, México

The Santa Elena Silver/Gold Mine is located approximately 150 km northeast of the city of Hermosillo, Sonora, Mexico and is comprised of mining concessions that total 51,172 hectares. First Majestic acquired the Santa Elena mine with the acquisition of SilverCrest Mines Inc. on October 1, 2015. The Santa Elena operating plan involves the combined processing of ore from its underground reserves, the remaining reserves in the open pit, and spent ore from the previous heap leach pad with a 3,000 tpd cyanidation circuit. The Company owns 100% of the Santa Elena mine.

SANTA ELENA	2016-Q1	2015-Q4	Change
PRODUCTION
Ore processed/tonnes milled	242,539	254,625	(5%)
Average silver grade (g/t)	98	96	2%
Recovery (%)	87%	86%	1%

Total silver ounces produced	661,292	673,969	(2%)
Total payable silver ounces produced	660,300	672,958	(2%)
Gold ounces produced	13,383	11,110	20%
Total production - ounces silver equivalent	1,725,417	1,506,405	15%

Underground development (m)	2,480	1,738	43%
Diamond drilling (m)	146	198	(26%)

COST
Mining cost per ounce	$4.75	$6.02	(21%)
Milling cost per ounce	9.02	8.60	5%
Indirect cost per ounce	1.68	2.20	(24%)
Total production cost per ounce	$15.44	$16.82	(8%)
Transport and other selling costs per ounce	0.15	0.14	9%
Smelting and refining costs per ounce	0.33	0.46	(27%)
Environmental duty and royalties per ounce	0.19	0.21	(10%)
Cash cost per ounce before by-product credits	$16.12	$17.63	(9%)
Deduct: By-product credits	(19.46)	(20.47)	(5%)
Cash cost per ounce	$(3.34)	$(2.84)	18%

Accretion of decommissioning liabilities	0.06	0.14	(60%)
Sustaining capital expenditures	4.96	4.14	20%)
All-In Sustaining Costs per ounce	$1.68	$1.44	17%

Mining cost per tonne	$12.92	$15.90	(19%)
Milling cost per tonne	24.56	22.73	8%
Indirect cost per tonne	4.56	5.82	(22%
Total production cost per tonne	$42.05	$44.45	(5%)

The Santa Elena mine has a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the mine to sell 20% of its gold production from a designated area of its underground operations over the life of mine to Sandstorm. The selling price is based on the lower of the prevailing market price or $350 per ounce until fulfillment of 50,000 ounces, after which the price will increase to the lower of the prevailing market price or $450 per ounce, adjusted for a 1% annual inflation commencing in April 2014. As at March 31, 2016, the Santa Elena mine has delivered 36,002 ounces of gold to Sandstorm to date.

During the quarter, Santa Elena exceeded guidance by producing 661,292 silver ounces and 13,383 ounces of gold for a total quarterly production of 1,725,417 silver equivalent ounces, an increase of 15% compared to 1,506,405 silver equivalent ounces in the previous quarter primarily due to higher gold production as a result of higher gold grades.

First Majestic Silver Corp. 2016 First Quarter Report	Page 7

Silver recoveries increased to 87%, up from 86% compared to the previous quarter. Gold grades and recoveries averaged 1.82 g/t and 94%, respectively, compared to 1.47 g/t and 92% in the previous quarter. Improvement in recoveries were attributed to throughput control and mill enhancements made to improve finer grinding.

The mill processed a total of 242,539 tonnes during the quarter, consisting of 118,337 tonnes (equivalent to 1,300 tpd) of underground ore and 124,202 tonnes (equivalent to 1,365 tpd) from the above ground heap leach pad.

Cash costs in the first quarter achieved negative cash costs of ($3.34) per payable silver ounce, attributed primarily to high by-product credits from the mine’s high gold production and cost synergies and savings from negotiations with certain contractors and suppliers.

A total of 2,480 metres of underground development were completed in the first quarter compared to 1,738 metres of development in the previous quarter. In the quarter, the Company began developing a 380 metres portal ramp to access the Tortugas vein, which runs in a north-south direction perpendicular to the main vein. The Tortugas vein target is approximately 130 metres away from current development and is expected to be reached by the second quarter.

One underground drill rig was active on the Santa Elena property during the quarter, with 146 metres drilled compared to 198 metres drilled in the previous quarter. The intent of the drilling program was to delineate the planned stopes in the Santa Elena main vein and to locate the hanging-wall fault that drives the stope width when it gets closer to the main vein.

First Majestic Silver Corp. 2016 First Quarter Report	Page 8

La Parrilla Silver Mine, Durango, México

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Durango State, México, is a complex of producing underground operations consisting of the Rosarios / La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos, Vacas and Quebradillas mines which are connected via above-ground gravel roads. The total mining concessions consist of 69,460 hectares and the Company owns 45 hectares and leases an additional 69 hectares of surface rights, for a total of 114 hectares of surface rights. La Parrilla includes a 2,000 tpd dual-circuit processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, central laboratory, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

LA PARRILLA	2016-Q1	2015-Q4	Change	2015-Q1	Change
PRODUCTION
Ore processed/tonnes milled	151,916	149,504	2%	172,647	(12%)
Average silver grade (g/t)	144	156	(8%)	142	1%
Recovery (%)	82%	81%	1%	79%	4%

Total silver ounces produced	575,969	605,605	(5%)	622,237	(7%)
Total payable silver ounces produced	527,922	555,539	(5%)	554,762	(5%)
Gold ounces produced	223	266	(16%)	269	(17%)
Pounds of lead produced	3,767,247	4,187,628	(10%)	1,629,240	131%
Pounds of zinc produced	4,030,810	4,227,296	(5%)	6,349,692	(37%)
Total production - ounces silver equivalent	1,001,359	1,051,679	(5%)	1,080,445	(7%)

Underground development (m)	1,790	1,692	6%	2,077	(14%)
Diamond drilling (m)	1,517	2,145	(29%)	1,437	6%

COST
Mining cost per ounce	$4.38	$2.86	53%	$5.89	(26%)
Milling cost per ounce	3.88	5.09	(24%)	5.15	(25%)
Indirect cost per ounce	1.90	2.54	(25%)	2.23	(15%)
Total production cost per ounce	$10.15	$10.49	(3%)	$13.27	(23%)
Transport and other selling costs per ounce	0.85	1.04	(18%)	1.10	(23%)
Smelting and refining costs per ounce	6.24	6.16	1%	5.78	8%
Environmental duty and royalties per ounce	0.12	0.11	18%	0.20	(39%)
Cash cost per ounce before by-product credits	$17.36	$17.79	(2%)	$20.35	(15%)
Deduct: By-product credits	(11.97)	(10.61)	13%	(12.60)	(5%)
Cash cost per ounce	$5.39	$7.18	(25%)	$7.75	(31%)

Accretion of decommissioning liabilities	0.06	0.06	(2%)	0.07	(13%)
Sustaining capital expenditures	1.61	2.73	(41%)	4.76	(66%)
All-In Sustaining Costs per ounce	$7.06	$9.98	(29%)	$12.58	(44%)

Mining cost per tonne	$15.22	$10.61	43%	$18.93	(20%)
Milling cost per tonne	13.48	18.93	(29%)	16.55	(19%)
Indirect cost per tonne	6.59	9.45	(30%)	7.16	(8%)
Total production cost per tonne	$35.29	$38.99	(9%)	$42.64	(17%)

Total production from the La Parrilla mine was 1,001,359 silver equivalent ounces during the quarter, a decrease of 5% compared to 1,051,679 equivalent ounces of silver in the previous quarter. During the quarter, the lead circuit processed an average lead grade of 1.8% with recoveries of 87% for total lead production of 3,767,247 pounds, representing a 10% decrease compared to the previous quarter. The decrease in lead production was primarily attributed to lower head grades. The zinc circuit processed an average zinc grade of 2.4% with recoveries of 70% for total zinc production of 4,030,810 pounds, representing a 5% decrease compared to the previous quarter primarily due to lower head grades. Compared to the first quarter of 2015, total production decreased 7% from 1,080,445 equivalent ounces of silver. The decrease was primarily attributed to a 12% decrease in throughput, partially offset by higher silver and lead grades.

First Majestic Silver Corp. 2016 First Quarter Report	Page 9

During the quarter, the flotation circuit processed 109,410 tonnes (1,202 tpd) with an average silver grade of 157 g/t and an 88% recovery while the cyanidation circuit processed 42,506 tonnes (467 tpd) with an average silver grade of 109 g/t and a 60% recovery for total production of 1,001,359 silver equivalent ounces. Throughput and head grades for the cyanidation circuit are expected to improve in the second half of the year upon development of the San Marcos mine in the second quarter.

Cash cost in the quarter was $5.39 per ounce, a decrease of 25% compared to the previous quarter and a decrease of 31% compared to the first quarter of 2015. The improvement in production costs was attributed to management’s decision to leave higher cost ounces in the ground, resulting in the planned reduction of cyanidation circuit throughput to 500 tpd and significant savings in contractor, electricity, reagent and maintenance costs. Total production cost for the quarter was $35.29 per tonne, a 9% decrease compared to the previous quarter and a 17% decrease compared to the same quarter of 2015.

A total of 1,790 metres of underground development were completed in the quarter, compared to 1,692 metres in the fourth quarter of 2015 and 2,077 metres in the first quarter of 2015. A total of 1,517 metres of diamond drilling were completed in the quarter compared to 2,145 metres of diamond drilling in the fourth quarter of 2015 and 1,437 metres in the first quarter of 2015. Two underground drill rigs were active during the quarter as the focus of the 2016 exploration program is on the Rosarios mine and Intermedia veins, where drilling results have indicated potential for the lateral expansion of known structures.

First Majestic Silver Corp. 2016 First Quarter Report	Page 10

La Encantada Silver Mine, Coahuila, México

The La Encantada Silver Mine is an underground mine located in the northern México State of Coahuila, 708 kilometres northeast of Torreon. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. La Encantada consists of a 4,000 tpd cyanidation plant, a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and the infrastructure required for such an operation. The mine is accessible via a 1.5 hour flight from Torreon, Coahuila to the mine’s private airstrip or via mostly paved road from the closest town, Muzquiz, which is 225 kilometres away. The Company owns 100% of the La Encantada Silver Mine.

LA ENCANTADA	2016-Q1	2015-Q4	Change	2015-Q1	Change
PRODUCTION
Ore processed/tonnes milled	189,140	242,109	(22%)	167,270	13%
Average silver grade (g/t)	224	157	43%	176	27%
Recovery (%)	61%	58%	5%	58%	6%

Total silver ounces produced	830,787	714,057	16%	544,735	53%
Total payable silver ounces produced	827,464	711,201	16%	542,556	53%
Gold ounces produced	27	26	4%	47	(43%)
Total production - ounces silver equivalent	832,957	716,023	16%	548,124	52%

Underground development (m)	1,189	960	24%	2,989	(60%)
Diamond drilling (m)	-	450	(100%)	828	(100%)

COST
Mining cost per ounce	$2.13	$3.31	(36%)	$3.82	(44%)
Milling cost per ounce	4.15	5.25	(21%)	6.76	(39%)
Indirect cost per ounce	1.70	1.97	(14%)	2.98	(43%)
Total production cost per ounce	$7.98	$10.53	(24%)	$13.56	(41%)
Transport and other selling costs per ounce	0.20	0.20	1%	0.22	(8%)
Smelting and refining costs per ounce	0.31	0.31	1%	0.45	(30%)
Environmental duty and royalties per ounce	0.03	0.00	100%	0.09	(65%)
Cash cost per ounce before by-product credits	$8.53	$11.03	(23%)	$14.32	(40%)
Deduct: By-product credits	(0.04)	(0.03)	33%	(0.05)	(20%)
Cash cost per ounce	$8.49	$11.00	(23%)	$14.27	(41%)

Workers’ Participation	0.05	(0.00)	(1650%)	(0.01)	(622%)
Accretion of decommissioning liabilities	0.06	0.07	(11%)	0.10	(39%)
Sustaining capital expenditures	0.73	3.21	(77%)	3.48	(79%)
All-In Sustaining Costs per ounce	$9.33	$14.28	(35%)	$17.85	(48%)

Mining cost per tonne	$9.32	$9.73	(4%)	$12.38	(25%)
Milling cost per tonne	18.17	15.41	18%	21.93	(17%)
Indirect cost per tonne	7.42	5.78	28%	9.65	(23%)
Total production cost per tonne	$34.91	$30.92	13%	$43.96	(21%)

A total of 832,957 equivalent ounces of silver were produced by the La Encantada processing plant during the quarter. Production in the first quarter increased by 16% from 716,023 equivalent ounces of silver in the fourth quarter of 2015. The increase was primarily due to a 43% increase in silver grades as a result of mining from newly discovered higher grade stopes, offset by a 22% reduction in throughput. Compared to the same quarter of the prior year, total production increased by 52% due to a 27% increase in silver grade and 13% increase in tonnes milled.

Tonnage milled in the quarter was 189,140 tonnes, compared to 242,109 tonnes in the previous quarter but was 13% higher than the first quarter of 2015 due to the plant expansion that was completed in the third quarter of 2015. During the quarter, the processing plant operated at a reduced throughput rate due to several mechanical malfunctions within the crushing and grinding area, filtration and thickener tanks. A maintenance plan to repair the areas was completed in early April and throughput rates have returned to normal operating levels by late April.

First Majestic Silver Corp. 2016 First Quarter Report	Page 11

Cash cost per ounce for the quarter was $8.49 compared to $11.00 in the previous quarter and $14.27 in the same quarter of the previous year. Improvement in cash cost per ounce was primarily attributed to management’s decision to produce profitable ounces by focusing on mining higher grade stopes accessed from the San Francisco and Buenos Aires vein systems. In addition, a new high grade area was discovered in close proximity of the San Javier breccia and is undergoing development planning. Total production cost per tonne for the quarter was $34.91, a 13% increase compared to the fourth quarter of 2015 and 21% lower compared to the first quarter of 2015.

In an effort to reduce energy costs, the Company signed a three year contract with a liquefied natural gas (“LNG”) supplier to convert the entire operation’s power generation from diesel to natural gas. Construction of the LNG power generation plant commenced in September 2015 and was completed in February and initial testing and commissioning has commenced. The Company estimates La Encantada will realize approximately 20% reduction in energy costs as a result of this power generation conversion once its fully operational by the end of the second quarter of 2016.

The average head grade in the quarter was 224 g/t, an increase of 43% compared to the previous quarter and a 27% increase from 176 g/t in the first quarter of 2015. The increase in head grades was attributed to higher ore grades being accessed from the San Francisco and Buenos Aires vein systems.

A total of 1,189 metres were developed underground in the quarter compared to 960 metres in the fourth quarter of 2015 and 2,989 metres in the first quarter of 2015. Mine development efforts are currently focused on the preparation of the San Francisco and Buenos Aires vein systems in order to increase production.

No drilling was done at La Encantada during the first quarter due to a lack of drilling stations. The 2016 drilling program commenced in April and will focus on the the expansion of the San Francisco and Buenos Aires vein systems and other areas located in close proximity to current operating areas.

First Majestic Silver Corp. 2016 First Quarter Report	Page 12

Del Toro Silver Mine, Zacatecas, México

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla mine and consists of 1,047 hectares of mining claims and 209 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit which is currently in care and maintenance pending increased budgets in development and exploration. First Majestic owns 100% of the Del Toro Silver Mine.

DEL TORO	2016-Q1	2015-Q4	Change	2015-Q1	Change
PRODUCTION
Ore processed/tonnes milled	86,869	111,448	(22%)	157,934	(45%)
Average silver grade (g/t)	143	132	8%	212	(33%)
Recovery (%)	78%	70%	11%	78%	(0%)

Total silver ounces produced	311,400	331,225	(6%)	841,026	(63%)
Total payable silver ounces produced	294,943	313,720	(6%)	796,577	(63%)
Gold ounces produced	97	70	39%	182	(47%)
Pounds of lead produced	4,870,181	4,852,973	0%	9,657,640	(50%)
Total production - ounces silver equivalent	578,556	586,672	(1%)	1,327,628	(56%)

Underground development (m)	1,201	1,460	(18%)	1,686	(29%)
Diamond drilling (m)	1,278	55	2224%	2,285	(44%)

COST
Mining cost per ounce	$7.76	$6.90	12%	$3.82	103%
Milling cost per ounce	4.54	5.86	(23%)	4.10	11%
Indirect cost per ounce	3.40	3.30	3%	1.57	117%
Total production cost per ounce	$15.70	$16.06	(2%)	$9.49	65%
Transport and other selling costs per ounce	0.92	0.89	3%	0.69	34%
Smelting and refining costs per ounce	6.35	5.83	9%	4.79	33%
Environmental duty and royalties per ounce	0.09	0.08	10%	0.11	(16%)
Cash cost per ounce before by-product credits	$23.05	$22.87	1%	$15.07	53%
Deduct: By-product credits	(13.53)	(13.61)	(1%)	(9.99)	35%
Cash cost per ounce	$9.52	$9.25	3%	$5.09	87%

Accretion of decommissioning liabilities	0.13	0.11	14%	0.05	159%
Sustaining capital expenditures	1.11	1.93	(42%)	2.11	(47%)
All-In Sustaining Costs per ounce	$10.76	$11.30	(5%)	$7.25	49%

Mining cost per tonne	$26.33	$19.43	36%	$19.27	37%
Milling cost per tonne	15.41	16.50	(7%)	20.69	(26%)
Indirect cost per tonne	11.56	9.29	24%	7.91	46%
Total production cost per tonne	$53.30	$45.22	18%	$47.87	11%

During the first quarter, the Del Toro mine processed 86,869 tonnes of ore with an average silver grade of 143 g/t. Del Toro produced a total of 578,556 silver equivalent ounces, consistent with 586,672 ounces produced in the previous quarter.

Compared to the same quarter of the prior year, production decreased by 56% due to a 45% decrease in tonnes milled and 33% lower silver grades as mining occurred in lower grade areas and narrow veins of the Perseverancia mine and Lupita vein, as well as the lack of production from San Juan orebody #3 due to soft ground conditions and the presence of excess water. Several veins, including San Juan, Santa Teresa, Perseverancia and Dolores mines, are currently being developed to provide fresh ore to expand throughput. Metallurgical silver recoveries improved 11% from 70% in the previous quarter to 78% in the current quarter and was consistent with the same quarter of the prior year.

First Majestic Silver Corp. 2016 First Quarter Report	Page 13

Lead grades and recoveries averaged 4.1% and 62%, respectively, producing a total of 4,870,181 pounds of lead, relatively consistent compared to the previous quarter. Modification to the conditioner tank was completed in April to improve lead recoveries in the flotation circuit.

Cash cost per ounce for the quarter was $9.52, consistent with $9.25 per ounce in the previous quarter and an increase of 87% compared to $5.09 in the same quarter of the prior year. The increase in cash cost per ounce compared to the prior year was primarily due to a combination of a 45% decrease in throughput and 33% decrease in head grades, partially offset by higher by-product credits as a result of improvements in dilution control which yielded higher lead head grades and recoveries.

Total underground development at Del Toro in the current quarter was 1,201 metres compared to 1,460 metres in the fourth quarter of 2015 and 1,686 metres in the same quarter of the prior year. The decrease in development metres compared to the prior year was due to the ongoing budget constraints in the first quarter but is expected to return to normal in the second half of 2016.

At quarter end, two drill rigs were active at Del Toro and a total of 1,278 metres were completed compared to 55 metres in the previous quarter and 2,285 metres in the same quarter of 2015. Drilling at Del Toro was focused on expansion of known structures in the Lupita area. Future explorations targets include the Santa Teresa, San Nicolas and Carmen Consuelo veins.

First Majestic Silver Corp. 2016 First Quarter Report	Page 14

San Martin Silver Mine, Jalisco, México

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños River valley, in the northern portion of the State of Jalisco, México. The mine comprises of 33 contiguous mining concessions in the San Martin de Bolaños mining district that cover mineral rights for 37,518 hectares, including the application to acquire two new mining concessions covering 29,676 hectares. In addition, the mine owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 1,296 hectares of surface rights. The 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 kilometres by air from Durango or 250 kilometres by paved road north of Guadalajara City. The San Martin mine is 100% owned by the Company.

SAN MARTIN	2016-Q1	2015-Q4	Change	2015-Q1	Change
PRODUCTION
Ore processed/tonnes milled	75,863	83,442	(9%)	88,362	(14%)
Average silver grade (g/t)	243	231	5%	258	(6%)
Recovery (%)	81%	78%	4%	78%	4%

Total silver ounces produced	480,413	485,227	(1%)	571,937	(16%)
Total payable silver ounces produced	479,933	484,742	(1%)	570,221	(16%)
Gold ounces produced	1,261	1,222	3%	1,511	(17%)
Total production - ounces silver equivalent	580,922	576,675	1%	682,071	(15%)

Underground development (m)	2,093	1,487	41%	2,010	4%
Diamond drilling (m)	3,113	2,059	51%	266	1070%

COST
Mining cost per ounce	$2.97	$3.03	(2%)	$3.39	(12%)
Milling cost per ounce	3.71	4.19	(11%)	4.12	(10%)
Indirect cost per ounce	1.75	2.11	(17%)	1.49	17%
Total production cost per ounce	$8.43	$9.33	(10%)	$9.00	(6%)
Transport and other selling costs per ounce	0.26	0.23	13%	0.13	93%
Smelting and refining costs per ounce	0.24	0.22	8%	0.27	(11%)
Environmental duty and royalties per ounce	0.10	0.08	19%	0.10	(7%)
Cash cost per ounce before by-product credits	$9.02	$9.86	(9%)	$9.50	(5%)
Deduct: By-product credits	(3.19)	(2.66)	20%	(3.21)	(1%)
Cash cost per ounce	$5.83	$7.20	(19%)	$6.29	(7%)

Workers’ Participation	0.19	0.13	39%	(0.01)	(1785%)
Accretion of decommissioning liabilities	0.07	0.07	1%	0.07	6%
Sustaining capital expenditures	1.42	2.42	(41%)	2.34	(39%)
All-In Sustaining Costs per ounce	$7.52	$9.83	(24%)	$8.69	(14%)

Mining cost per tonne	$18.77	$17.58	7%	$21.86	(14%)
Milling cost per tonne	23.48	24.36	(4%)	26.59	(12%)
Indirect cost per tonne	11.07	12.28	(10%)	9.61	15%
Total production cost per tonne	$53.32	$54.22	(2%)	$58.06	(8%)

During the quarter, the San Martin mine processed a total of 75,863 tonnes compared to 83,442 tonnes in the previous quarter and 88,362 tonnes in the same quarter of the prior year. The average head grade was 243 g/t, an increase of 5% compared to the previous quarter and a 6% decrease compared to the same quarter of the prior year.

Quarterly production of 580,922 silver equivalent ounces was consistent with the previous quarterly production of 576,675 ounces and a 15% decrease from the 682,071 ounces produced in the same quarter of the prior year. Compared to the same quarter of the prior year, total production decreased due to a 14% decrease in throughput and 6% decrease in silver grades, partially offset by a 4% increase in recoveries.

First Majestic Silver Corp. 2016 First Quarter Report	Page 15

Silver recovery in the quarter was 81%, a 4% increase compared to 78% in the previous quarter and an increase of 4% compared to 78% in the same quarter of the prior year. The increase in recovery was attributed to barren solution control and washing efficiency.

During the quarter, total production cost was $53.32 per tonne, consistent with $54.22 per tonne in the previous quarter and an 8% improvement compared to same quarter of 2015. Cash cost per ounce was $5.83, a 19% decrease from $7.20 per ounce in the previous quarter and a 7% decrease compared to the $6.29 per ounce in the first quarter of 2015. The decrease in production costs was a result of lower throughput with higher grades, which resulted in significant reductions in contractor, energy and reagent costs.

A total of 2,093 metres of underground development was completed in the quarter compared to 1,487 metres of development in the previous quarter and 2,010 metres of development in the first quarter of 2015.

During the quarter, a total of 3,113 metres of diamond drilling were completed compared with 2,059 metres drilled in the previous quarter and 266 metres drilled in the first quarter of 2015. Two underground drill rigs were active at the San Martin property during the quarter, focusing on extending the preparation of mining levels in the mineralized zones of the Rosario and Guitarrona veins, the exploration program will be focused on the La Lima Intermedia and La Veladora areas.

First Majestic Silver Corp. 2016 First Quarter Report	Page 16

La Guitarra Silver Mine, México State, México

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of México, near Toluca, México, approximately 130 kilometres southwest from México City. The La Guitarra mine covers 39,714 hectares of mining claims and consists of a 500 tpd flotation processing plant, buildings and related infrastructure. The Company owns 100% of the La Guitarra mine.

LA GUITARRA	2016-Q1	2015-Q4	Change	2015-Q1	Change
PRODUCTION
Ore processed/tonnes milled	43,265	42,249	2%	45,396	(5%)
Average silver grade (g/t)	189	212	(11%)	160	18%
Recovery (%)	82%	85%	(4%)	84%	(3%)

Total silver ounces produced	214,312	245,358	(13%)	196,920	9%
Total payable silver ounces produced	202,985	232,391	(13%)	186,513	9%
Gold ounces produced	1,878	1,840	2%	961	95%
Total production - ounces silver equivalent	363,884	382,953	(5%)	267,002	36%

Underground development (m)	1,254	1,924	(35%)	1,066	18%
Diamond drilling (m)	643	912	(29%)	609	6%

COST
Mining cost per ounce	$6.66	$3.73	79%	$4.61	44%
Milling cost per ounce	3.00	3.12	(4%)	3.41	(12%)
Indirect cost per ounce	4.59	3.52	30%	3.87	19%
Total production cost per ounce	$14.25	$10.37	38%	$11.90	20%
Transport and other selling costs per ounce	0.49	0.48	2%	0.66	(26%)
Smelting and refining costs per ounce	3.54	3.82	(7%)	4.42	(20%)
Environmental duty and royalties per ounce	0.14	0.12	17%	0.13	8%
Cash cost per ounce before by-product credits	$18.42	$14.78	25%	$17.10	8%
Deduct: By-product credits	(10.15)	(7.76)	31%	(5.82)	74%
Cash cost per ounce	$8.27	$7.02	18%	$11.28	(27%)

Workers’ Participation	-	-	0	0.08	(100%)
Accretion of decommissioning liabilities	0.10	0.08	29	0.11	(8%)
Sustaining capital expenditures	4.53	7.13	(36	6.24	(27%)
All-In Sustaining Costs per ounce	$12.91	$14.24	(9	$17.71	(27%)

Mining cost per tonne	$31.25	$20.51	52	$18.95	65%
Milling cost per tonne	14.08	17.14	(18	14.02	0%
Indirect cost per tonne	21.55	19.37	11	15.91	35%
Total production cost per tonne	$66.88	$57.02	17	$48.88	37%

During the first quarter, La Guitarra produced 214,312 silver ounces and 1,878 gold ounces for a total quarterly production of 363,884 silver equivalent ounces. Compared to the previous quarter, total production decreased by 5% due to an 11% decrease in silver grades and a 4% decrease in recoveries. Compared to the same quarter of the prior year, production increased by 36% attributed to an 18% increase in head grades. Approximately 60% of the production ore came from the Coloso area and the remaining 40% was extracted from the older La Guitarra area during the quarter.

A total of 43,265 tonnes of ore were processed during the quarter consisting of an average silver head grade of 189 g/t with recoveries of 82% compared to 42,249 tonnes of ore with silver head grades of 212 g/t and recoveries of 85% in the previous quarter. La Guitarra is advancing the previously announced 800 metre cross-cut development from the Coloso area to the Nazareno area. By the end of the quarter, the Company had advanced a total of 560 metres have been completed, and 240 metres remain to be developed before gaining access to the Nazareno vein.

First Majestic Silver Corp. 2016 First Quarter Report	Page 17

Average production cost for the quarter was $66.88 per tonne, a 17% increase compared to the previous quarter and 37% increase compared to the same quarter of the prior year. Cash cost in this quarter was $8.27 per ounce, an 18% increase compared to the previous quarter and a 27% decrease compared to the same quarter of 2015. The increase in production cost and cash cost was primarily attributed to higher costs associated with drifting into the narrow veins of Jessica and Joya Larga in the Coloso area, which required the Company to change its mining method to lower volume stope-ramping and shrinkage mining to improve dilution control, resulting in an increase in preparation of sills in ore and ore extraction infrastructure.

A total of 1,254 metres of underground development was completed during the quarter compared to 1,924 metres in the previous quarter and 1,066 metres in the first quarter of 2015. During the quarter, two underground drill rigs were active at the La Guitarra property and 643 metres of diamond drilling were completed compared to 912 metres during the previous quarter and 609 metres in the same quarter of the prior year. The drilling program is currently focused on the Jessica and La Joya veins in order to confirm high grade ore shoots to assist underground mining activities and further delineate Reserves and Resources.

In 2014, the Company entered into two agreements to acquire 757 hectares of adjacent mineral rights at the La Guitarra Silver Mine. The total purchase price amounted to $5.4 million, of which $5.2 million is to be settled in common shares of First Majestic and $0.2 million in cash. As at March 31, 2016, the Company has paid the $0.2 million and issued $3.7 million in common shares. The remaining balance of $1.5 million in common shares will be issued in three equal annual payments based on the Company’s volume weighted average market price at the time of the payments.

First Majestic Silver Corp. 2016 First Quarter Report	Page 18

EXPLORATION PROJECTS

Plomosas Silver Project, Sinaloa, Mexico

The Plomosas Silver Project, which was acquired during the 2012 Silvermex acquisition, consists of 13 mining concessions covering 6,986 hectares, which include the adjacent Rosario and San Juan historic mines located in the Sinaloa State, México.

The two key areas of interest within the property’s boundaries are the historic operations of the Rosario and San Juan mines. Extensive facilities and infrastructure are in place on the property, including a fully functional mining camp facility for 120 persons, a 20 year surface rights agreement in good standing, a 30 year water use permit, a tailings dam, a 60 kilometre 33 kilovolt power line, an infirmary, offices, shops and warehouses, and an assay lab. Extensive underground development pre-existing at the Rosario and San Juan mines will allow for easy access to mineralized zones. This existing development is expected to allow First Majestic to accelerate exploration and development in the future.

The Company is currently utilizing the mining camp infrastructure to maintain the old structures under care and maintenance. Future plans include drilling and development in order to prepare a NI 43-101 Technical report with resource estimates and a Preliminary Economic Assessment, but these works are suspended until economic conditions improve.

La Luz Silver Project, San Luis Potosi, México

The La Luz Silver Project is located 25 kilometres west of the town of Matehuala in San Luis Potosi State, México, near the village of Real de Catorce. The Company owns 100% of the La Luz project and all of the associated mining claims of what was historically known as the Santa Ana Mine and consists of 36 mining concessions covering 4,977 hectares, with estimated historical production of 230 million ounces between 1773 and 1990. In July 2013, the Company completed the acquisition of an additional 21 hectares of surface rights covering 29 adjacent properties for $1.0 million. The total surface rights on different properties at La Luz amount to 26 hectares.

To date, the company has completed a Baseline Study and the Geo-hydrologic Study... However, there has been opposition to mining in the La Luz area from certain indigenous people (Huicholes) and non-government organizations (“NGOs”). An injunction was placed by the Company to defend against the indigenous people’s attempts to obtain a constitutional decree to declare certain areas in San Luis Potosi as natural protected areas, including areas within which the La Luz mine has been duly granted mining concessions. These constitutional legal matters are being addressed in the Mexican courts by the Company. . The Company has submitted three different legal orders to obtain approvals to present its final permit applications. The Company has obtained one positive resolution and the remaining orders remain in front of the court. There is currently no estimate of when a final resolution can be expected. The Company is ready to submit the Environmental Impact Statement, the Risk Study and the Change of Use of Land Studies to government authorities once the courts resolve the outstanding constitutional matters. The Company is unable at this time to estimate when these legal constitutional matters will be resolved.

Jalisco Group of Properties, Jalisco, México

The Company owns a group of mining claims totalling 5,245 hectares located in various mining districts located in Jalisco State, México. During 2008, surface geology and mapping began with the purpose of defining future drill targets. However, exploration has since been discontinued as the Company focuses its capital investment on other more mature and higher priority projects.

First Majestic Silver Corp. 2016 First Quarter Report	Page 19

REVIEW OF FINANCIAL PERFORMANCE

For the quarters ended March 31, 2016 and 2015 (in thousands of dollars, except for per share amounts):

	First Quarter	First Quarter
	2016	2015	Variance %

Revenues	$66,509	$54,569	22%	(1)
Cost of sales (excludes depletion, depreciation and amortization)	37,262	32,336	15%	(2)
Gross margin	29,247	22,233	32%
Depletion, depreciation and amortization	19,878	17,237	15%	(3)
Mine operating earnings	9,369	4,996	88%	(4)
General and administrative expenses	3,875	4,339	-11%	(5)
Share-based payments	1,147	1,609	-29%
Foreign exchange gain	(1,744)	(1,512)	15%
Operating earnings	6,091	560	988%
Investment and other (loss) income	(44)	1,792	-102%	(6)
Finance costs	(4,695)	(1,620)	190%	(7)
Earnings before income taxes	1,352	732	85%
Current income tax expense	948	143	563%
Deferred income tax expense	7,837	1,694	363%
Income tax expense	8,785	1,837	378%	(8)
Net loss for the period	$(7,433)	$(1,105)	573%	(9)
Loss per share (basic and diluted)	$(0.05)	$(0.01)	408%	(9)

1.	Revenues in the quarter increased 22% compared to the same quarter of the previous year due to the following significant contributors:

•	Silver equivalent ounces sold increased by 1,338,519 ounces or 36% compared to the first quarter of 2015, primarily attributed to incremental production from the Santa Elena mine, which was acquired in October 2015;

Partially offset by:

•	Average realized silver price in the quarter decreased by 12% or $1.97 per ounce compared to the same quarter of the prior year as a result of commodity market pressure on silver prices. Average realized silver price in the quarter was $15.08 per ounce compared to $17.05 per ounce in the first quarter of 2015.

2.	Cost of sales in the quarter increased 15% compared to the same quarter of the previous year as a result of the following factors:

•	the addition of the Santa Elena Mine, which produced 1.7 million silver equivalent ounces in the quarter but added $11.7 million to the Company’s cost of sales;

Partially offset by:

•	weakening of the Mexican pesos against the U.S. dollar, as a significant portion of the Company’s operating costs are incurred in Mexican pesos, which weakened by 21% against the U.S. dollar compared to the first quarter of 2015; and

•	the Company’s ongoing effort to reduce costs through headcount reductions, renegotiating contractors and suppliers contracts, and improving efficiencies, which resulted in significant cost reductions in mining contractor, mineral haulage, diesel and explosives.

First Majestic Silver Corp. 2016 First Quarter Report	Page 20

3.	The increase in depletion, depreciation and amortization was attributed to a combination of the following:

•	the addition of the Santa Elena mine in October 2015, which contributed $3.8 million to depletion, depreciation and amortization during the quarter;

•	Revisions to life of mines at the end of 2015 accelerated depletion and depreciation rates applied to mining interests and property, plant and equipment depreciated under the units-of-production method. Life of mine estimates were reduced at the end of 2015 to reflect lower Reserves and Resources estimates with higher cut-off grades based on lower metal prices;

partially offset by:

•	Impairment charge on non-current assets recognized in the fourth quarter of 2015, which resulted in a $87.2 million decrease in depletable mining interests and depreciable property, plant and equipment, which results in lower depletion, depreciation and amortization in subsequent periods.

4.	Mine operating earnings during the quarter increased $4.4 million from the first quarter of 2015 due to a $7.0 million increase in gross margin offset by $2.6 million higher depletion, depreciation and amortization. Gross margin was primarily affected by a 36% increase in silver equivalent ounces sold and lower cash costs per ounce, partially offset by 12% decrease in average realized silver price.

5.	General and administrative expenses decreased compared to the first quarter of 2015, primarily due to:

•	Audit, legal and professional fees decreased by $0.3 million or 37% due to higher costs incurred in the prior year associated with the Hector Davila litigation; and

•	Salaries and benefits decreased by $0.1 million or 5%, primarily due to headcount reductions, partially offset additional employees from the acquisition of SilverCrest.

6.	The Company’s investment and other income or loss is primarily comprised of gain or losses on the following:

•	$1.3 million loss on fair value adjustment of prepayment facilities, which contains commodity price swaps and call options on a portion of the Company’s lead and zinc production, compared to a gain of $0.5 million in the first quarter of 2015;

Offset by:

•	$1.0 million gain on investment in marketable securities, compared to a $0.1 million in the first quarter of 2015; and

•	$0.2 million in interest income and other.

7.	Finance costs increased $3.1 million compared to the first quarter of 2015, primarily due to a $3.5 million loss related to prepayment of interest expenses embedded in the early settlement of BAML prepayment facilities in February 2016, which resulted in accelerated interest and accretion expense plus call option payments. The debt restructuring improved the Company’s working capital by approximately $32.0 million.

8.	During the quarter, the Company recorded an income tax expense of $8.8 million compared to an income tax expense of $1.8 million in the quarter ended March 31, 2015. In November 2015, the Mexican Tax Authorities introduced a provision which enable companies to settle a portion of its tax deconsolidation liability against past loss carryforwards at a discounted rate of 15% as compared to the Mexican corporate tax rate of 30%. In March 2016, the Company elected to apply this new provision to reduce its deconsolidation tax liability by $14.7 million. As the Company was previously carrying these tax loss carryforwards as a deferred tax asset valued at $21.4 million, this effectively resulted in a one-time net $6.7 million deferred tax expense related to the value of tax loss carryforwards being written off during the period. Without the effect of this one-time adjustment, the Company’s income tax expense for the quarter was $2.1 million compared to $1.8 million in the quarter ended March 31, 2015.

9.	As a result of the foregoing, net loss for the quarter ended March 31, 2016 was $7.4 million (Loss per share of $0.05) compared to a loss of $1.1 million (Loss per share of $0.01) in the same quarter of the prior year.

First Majestic Silver Corp. 2016 First Quarter Report	Page 21

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2016	2015				2014
Selected Financial Information	Q1(1)	Q4(2)	Q3(3)	Q2(4)	Q1(5)	Q4(6)	Q3(7)	Q2(8)
Revenue	$66,509	$66,012	$44,673	$54,190	$54,569	$72,480	$40,770	$66,927
Cost of sales	$37,262	$39,479	$30,545	$33,314	$32,336	$44,873	$31,973	$42,727
Depletion, depreciation and amortization	$19,878	$22,651	$17,716	$17,435	$17,237	$21,774	$10,588	$14,699
Mine operating earnings (loss)	$9,369	$3,882	$(3,588)	$3,441	$4,996	$5,833	$(1,791)	$9,501
Net (loss) earnings after tax	$(7,433)	$(102,961)	$(1,780)	$(2,578)	$(1,105)	$(64,568)	$(10,450)	$7,590
(Loss) earnings per share (basic)	$(0.05)	$(0.66)	$(0.01)	$(0.02)	$(0.01)	$(0.55)	$(0.09)	$0.06
(Loss) earnings per share (diluted)	$(0.05)	$(0.66)	$(0.01)	$(0.02)	$(0.01)	$(0.55)	$(0.09)	$0.06

1.	During the first quarter of 2016, mine operating earnings was $9.4 million, compared to $3.9 million in the quarter ended December 31, 2015. The increase in mine operating earnings was primarily attributed to decrease in cost of sales as a result of ongoing company-wide efforts to reduce costs and focus on producing profitable ounces. Net loss for the quarter was $7.4 million compared to a net loss of $103.0 million in the fourth quarter of 2015. Net loss in the current quarter was primarily affected by a one-time net $6.7 million deferred income tax expense related to the value of tax loss carryforwards being written off. Net loss in the previous period was primarily due to a $108.4 million, or $70.2 million net of tax, impairment of non-current assets.

2.	During the fourth quarter of 2015, mine operating earnings was $3.9 million, compared to loss of $3.6 million in the quarter ended September 30, 2015. The increase in mine operating earnings was primarily driven by the addition of the Santa Elena mine, which had mine operating earnings of $9.4 million during the quarter. Net loss for the quarter was $103.0 million, compared to a loss of $1.8 million in the previous quarter primarily due to a $108.4 million, or $70.2 million net of tax, impairment of non-current assets due to reduction in market consensus on long-term silver price forecasts and the consequential impact on the Company’s reserves and resources.

3.	During the third quarter of 2015, mine operating loss was $3.6 million, compared to earnings of $3.4 million in the quarter ended June 30, 2015. The decrease in mine operating earnings was primarily driven by a decrease in silver prices and less silver equivalent ounces sold. Net loss for the quarter was $1.8 million, compared to a loss of $2.6 million in the previous quarter due to a decrease in mine operating earnings and investment and other losses related to fair value adjustment of prepayment facilities and derivatives, net of deferred income tax recovery related to taxation effects on foreign currency translation.

4.	During the second quarter of 2015, mine operating earnings was $3.4 million compared to $5.0 million in the quarter ended March 31, 2015. The decrease in mine operating earnings was primarily driven by a decrease in silver prices and silver equivalent ounces sold. Net loss for the quarter was $2.6 million, compared to a loss of $1.1 million in the previous quarter due to decrease in mine operating earnings and investment and other losses related to fair value adjustment of prepayment facilities and derivatives.

5.	During the first quarter of 2015, mine operating earnings was $5.0 million compared to $5.8 million in the quarter ended December 31, 2014. The decrease in mine operating earnings was primarily driven by decrease in silver prices and silver equivalent ounces sold, as approximately 934,000 ounces of silver sales that were suspended in the fourth quarter of 2014 and sold in the quarter ended December 31, 2014. Net loss for the quarter was $1.1 million, compared to a loss of $64.6 million in the previous quarter due to a non-cash impairment charge of $102.0 million, or $66.0 million net of tax, recognized at the end of the previous quarter.

6.	In the quarter ended December 31, 2014, mine operating earnings was $5.8 million compared to mine operating loss of $1.8 million in the quarter ended September 30, 2014. The increase in mine operating earnings was attributed to approximately 934,000 ounces of silver sales that were suspended at the end of the fourth quarter of 2014 due to declining silver prices and rolled into sales of the fourth quarter. Net loss for the quarter was $64.6 million compared to $10.5 million in the previous quarter due to a non-cash impairment charge of $102.0 million, or $66.0 million net of tax, related to some of the Company’s non-current assets during the quarter and related taxation effects.

First Majestic Silver Corp. 2016 First Quarter Report	Page 22

7.	In the quarter ended September 30, 2014, mine operating loss was $1.8 million compared to mine operating earnings of $9.5 million in the quarter ended September 30, 2014. The decrease in mine operating earnings was primarily attributed to the Company’s decision to suspend approximately 934,000 in silver sales near the end of the quarter as a result of significant decline in silver prices during the quarter. Net earnings also decreased $18.0 million compared to the preceding quarter as a result of a decrease in mine operating earnings and a one-time litigation gain of $14.1 million recognized in the second quarter of 2014.

8.	In the quarter ended June 30, 2014, mine operating earnings decreased by 43% to $9.5 million compared to $16.6 million in the quarter ended March 31, 2014. Net earnings increased by 27% to $7.6 million from $6.0 million in the quarter ended March 31, 2014. The increase in net earnings was primarily attributed to $14.1 million litigation gain, partially offset by decrease in mine operating earnings due to 6% decrease in average realized silver price and higher depletion, depreciation and amortization due to increase in production rate.

First Majestic Silver Corp. 2016 First Quarter Report	Page 23

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity

As at March 31, 2016, the Company held cash and cash equivalents of $61.7 million compared to $51.0 million at December 31, 2015. Cash and cash equivalents is primarily comprised of cash held with reputable financial institutions and are invested in cash accounts and in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Cash and cash equivalents increased by $10.7 million during the period. The Company’s cash flows from operating, investing and financing activities during the year are summarized as follows:

•	Cash provided from operating activities of $22.1 million;
•	Cash used in investing activities of $9.5 million, primarily related to:
o	$7.8 million spent on mine development and exploration activities; and
o	$1.7 million spent on purchase of property, plant and equipment and deposits for the acquisition of non-current assets;
•	Cash used in financing activities of $2.1 million, including:
o	$31.6 million was spent on repayment of prepayment facilities;
o	$15.0 million was spent on repayment of SilverCrest’s credit facility;
o	$2.5 million was spent on repayment of lease obligations; and
o	$4.5 million was spent on financing costs;

offset by:

o	$49.9 million net proceeds from new debt financing closed in February 2016; and
o	$1.6 million proceeds from exercise of stock options.

Capital expenditures on mineral properties have decreased compared to the prior year as the Company suspended some discretionary capital expenditures due to the decline in silver prices over the past year, as well as efforts by the Company to cut costs and re-negotiate its contracts with contractors and suppliers.

Working capital as at March 31, 2016 was $57.8 million compared to $15.6 million at December 31, 2015. To improve the Company’s working capital position, the Company closed a $60.0 million debt financing agreement in February 2016, consisting of a $35.0 million three year term loan and a $25.0 million revolving credit facility with a three year expiry. Proceeds from the $35.0 million term loan were used primarily to settle the remaining balance of the Company’s prepayment facilities and to provide the Company with a six month repayment holiday. The revolving credit facility was used to replace SilverCrest’s $15.0 million credit line which would have been due in July 2016, extending repayment to February 2019.

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenants defined in the debt facilities. As at March 31, 2016 and December 31, 2015, the Company was fully in compliance with these covenants.

First Majestic Silver Corp. 2016 First Quarter Report	Page 24

Contractual Obligations and Commitments

As at March 31, 2016, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual	Less than	1 to 3	4 to 5	After 5
	Cash Flows	1 year	years	years	years
Trade and other payables	$39,286	$39,286	$-	$-	$-
Debt facilities	55,808	11,561	44,247	-	-
Finance lease obligations	16,442	10,201	6,181	60	-
Purchase obligations and commitments	1,651	1,651	-	-	-
	$113,187	$62,699	$50,428	$60	$-

Management is of the view that the above contractual obligations and commitments will be sufficiently funded by current working capital, future operating cash flows, and available debt facilities as at the date of this MD&A.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and VAT and other receivables.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through four international customers. Additionally, concentrates and related base metal by-products are sold primarily through two international organizations with good credit ratings. Payments of receivables are scheduled, routine and received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

Value added tax (“VAT”) receivables are generated on the purchase of supplies and services for operations, which are refundable from the Mexican government. At March 31, 2016, value added taxes receivable was related to $8.6 million (2015 - $11.1 million) of monthly VAT filings of Nusantara, a subsidiary of the recently acquired SilverCrest Mines Inc., that were delayed due to a prior audit from the Mexican tax authorities. In March 2016, the Company collected $4.5 million of the outstanding balance of value added taxes related to the audit of Nusantara. The Company is now proceeding to file the remaining VAT claims for the period from June 2015 to March 2016. The Company believes the balance is fully recoverable within the next twelve months and, therefore, has not provided an allowance against this balance nor reclassified the balance as non-current.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and contractual obligations. Based on the Company’s current operating plan, the Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet its ongoing operating requirements as they arise for at least the next 12 months. If commodity prices in the metals markets were to decrease significantly, or the Company was to deviate significantly from its operating plan, the Company may need a further injection of capital to address its cash flow requirements.

First Majestic Silver Corp. 2016 First Quarter Report	Page 25

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss and other comprehensive income or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives. As at March 31, 2016, the Company carried $7.0 million in foreign exchange forward contracts with a weighted average contract rate of 19.3 to 1 (MXN to USD), which expire in April and May 2016, to hedge its exposure on the Mexican peso. These forward contracts have a fair value of $0.8 million as at March 31, 2016 (December 31, 2015 – liability of $0.3 million) based on market quoted price. The foreign currency derivatives are not designated as hedging instruments for accounting purposes.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	March 31, 2016
	Cash and	Trade and	Other	Trade and	Foreign	Net assets	Effect of +/- 10%
	cash	other	financial	other	exchange	(liabilities)	change in
	equivalents	receivables	assets	payables	derivative	exposure	currency
Canadian dollar	$2,563	$1,211	$4,474	$(984)	$-	$7,264	$726
Mexican peso	2,579	18,075	-	(20,094)	7,000	7,560	756
	$5,142	$19,286	$4,474	$(21,078)	$7,000	$14,824	$1,482

	December 31, 2015
	Cash and	Trade and	Other	Trade and	Foreign	Net assets	Effect of +/- 10%
	cash	other	financial	other	exchange	(liabilities)	change in
	equivalents	receivables	assets	payables	derivative	exposure	currency
Canadian dollar	$1,980	$1,297	$-	$(1,027)	$-	$2,250	$225
Mexican peso	1,894	20,643	-	(18,258)	3,675	7,954	795
	$3,874	$21,940	$-	$(19,285)	$3,675	$10,204	$1,020

Commodity Price Risk

The Company is exposed to commodity price risk on silver, gold, lead and zinc, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver but has forward sales agreements to sell a portion of its lead and zinc production at a fixed price. The Company purchased call options on lead and zinc futures to mitigate potential exposure to future price increases in lead and zinc for its lead and zinc forward sales agreements.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

	March 31, 2016
					Effect of +/-
					10% change in
	Silver	Gold	Lead	Zinc	metal prices
Metals subject to provisional price adjustments	$466	$74	$203	$102	$845
Metals in doré and concentrates inventory	77	56	34	4	171
	$543	$130	$237	$106	$1,016

First Majestic Silver Corp. 2016 First Quarter Report	Page 26

	December 31, 2015
					Effect of +/-
					10% change in
	Silver	Gold	Lead	Zinc	metal prices
Metals subject to provisional price adjustments	$428	$44	$201	$77	$750
Metals in doré and concentrates inventory	174	198	36	18	426
Prepayment facilities	-	-	(2,833)	(480)	(3,313)
	$602	$242	$(2,596)	$(385)	$(2,137)

Political and Country Risk

First Majestic currently conducts foreign operations primarily in México, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect Company’s exploration, development and production activities.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. The Company has complied with environmental taxes applied to the use of certain fossil fuels according to the Kyoto Protocol. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant's assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

First Majestic Silver Corp. 2016 First Quarter Report	Page 27

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”). The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of approximately $62.8 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the defendant and limiting mining at the Bolaños Mine. The orders also require that the defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. However, there can be no guarantee that the remainder of the judgment amount will be collected and it is likely that it will be necessary to take additional action in Mexico and/or elsewhere to recover the balance. Therefore, as at March 31, 2016, the Company has not accrued any of the remaining $62.8 million (CAD$81.5 million) unpaid judgment in favour of the Company.

OTHER FINANCIAL INFORMATION

Share Repurchase Program

The Company has an ongoing share repurchase program to repurchase up to 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces. No shares were repurchased during the three months ended March 31, 2016 and year ended December 31, 2015.

Off-Balance Sheet Arrangements

At March 31, 2016, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Disclosures

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

As at March 31, 2016, the Company has a $1.2 million (2015 - $1.1 million) promissory notes receivable from First Mining Finance Corp., a related party, which is repayable on demand with an interest rate of 9% per annum. There were no other significant transactions with related parties outside of the ordinary course of business during the period.

SUBSEQUENT EVENTS

The following significant events occurred subsequent to March 31, 2016:

a)	In April 2016, the Company announced a CAD$50.0 million bought-deal private placement with a syndicate of underwriters for the issuance of 4,566,000 common shares at a price of CAD$10.95 per common share, with an overallotment option to purchase up to an additional 15% of the number of shares issued. The private placement is scheduled to close on or about May 12, 2016;

b)	479,300 stock options were exercised for proceeds of CAD$3.1 million;

c)	50,000 stock options with a five year expiry and an average exercise price of CAD$8.45 were granted; and

d)	24,625 stock options were cancelled or expired.

Pursuant to the above subsequent events, the Company has 156,511,604 common shares outstanding as at the date on which this MD&A was approved and authorized for issue by the Board of Directors.

First Majestic Silver Corp. 2016 First Quarter Report	Page 28

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS as issued by IASB requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates. There were no changes in critical accounting judgments and estimates that were significantly different from those disclosed in the Company’s annual MD&A as at and for the year ended December 31, 2015.

Future Changes in Accounting Policies Not Yet Effective as at March 31, 2016

Revenue Recognition

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is currently mandatory for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

Finance leases

In January 2016, the IASB published a new accounting standard, IFRS 16 – Leases ("IFRS 16") which supersedes IAS 17 – Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted, if IFRS 16 – Revenue from Contracts with Customers, has also been applied. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

First Majestic Silver Corp. 2016 First Quarter Report	Page 29

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per ounce”, “Production cost per tonne”, “All-in sustaining costs per ounce”, “Average realized silver price”, “Adjusted Earnings per share”, “Cash flow per share” and "Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Cost per Ounce, All-In Sustaining Cost per Ounce and Production Cost per Tonne

Cash costs per ounce and total production cost per tonne are non-GAAP measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the mining industry as benchmarks for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures.

All-In Sustaining Cost (“AISC”) is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

AISC is a more comprehensive measure than cash cost per ounce for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, exploration and evaluation costs, share-based payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes that this measure represents the total sustainable costs of producing silver from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

First Majestic Silver Corp. 2016 First Quarter Report	Page 30

The following tables provide a detailed reconciliation of these measures to cost of sales, as reported in notes to our consolidated financial statements.

(expressed in thousands of U.S. dollars,	Three Months Ended March 31, 2016
except ounce and per ounce amounts)	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$10,198	$6,602	$5,358	$4,630	$4,045	$2,894	$33,727
Add: transportation and other selling cost	99	168	446	270	124	99	1,206
Add: smelting and refining cost	221	260	3,293	1,872	115	719	6,480
Add: environmental duty and royalties cost	127	26	66	25	47	28	319
Total cash cost before by-product credits (B)	$10,645	$7,056	$9,163	$6,797	$4,331	$3,740	$41,732
Deduct: By-product credits attributed to
Gold by-product credits	(12,850)	(33)	(127)	-	(1,531)	(2,061)	(16,602)
Lead by-product credits	-	-	(2,913)	(3,990)	-	-	(6,903)
Zinc by-product credits	-	-	(3,282)	-	-	-	(3,282)
Total by-product credits	$(12,850)	$(33)	$(6,322)	$(3,990)	$(1,531)	$(2,061)	$(26,787)
Total cash cost (C)	$(2,205)	$7,023	$2,841	$2,807	$2,800	$1,679	$14,945
Workers’ Participation	-	42	-	-	90	-	132
General and administrative expenses	-	-	-	-	-	-	3,685
Share-based payments	-	-	-	-	-	-	1,147
Accretion of decommissioning liabilities	36	52	33	38	35	21	215
Sustaining capital expenditures	3,277	602	851	328	683	920	6,733
All-In Sustaining Costs (D)	$1,108	$7,719	$3,725	$3,173	$3,608	$2,620	$26,857
Payable silver ounces produced (E)	660,300	827,464	527,922	294,943	479,933	202,985	2,993,547
Tonnes milled (F)	242,539	189,140	151,916	86,869	75,863	43,265	789,591

Total cash cost per ounce, before by-product credits (B/E)	$16.12	$8.53	$17.36	$23.05	$9.02	$18.42	$13.94
Total cash cost per ounce (C/E)	$(3.34)	$8.49	$5.39	$9.52	$5.83	$8.27	$5.00
All-in sustaining cost per ounce (D/E)	$1.68	$9.33	$7.06	$10.76	$7.52	$12.91	$8.97
Production cost per tonne (A/F)	$42.05	$34.91	$35.29	$53.30	$53.32	$66.88	$42.72

Gold by-product credits per ounce	$(19.46)	$(0.04)	$(0.24)	$-	$(3.19)	$(10.15)	$(5.54)
Lead by-product credits per ounce	-	-	(5.52)	(13.53)	-	-	(2.31)
Zinc by-product credits per ounce	-	-	(6.22)	-	-	-	(1.10)
Total by-product credits per ounce	$(19.46)	$(0.04)	$(11.97)	$(13.53)	$(3.19)	$(10.15)	$(8.95)

(expressed in thousands of U.S. dollars,	Three Months Ended March 31, 2015
except ounce and per ounce amounts)	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$7,354	$7,361	$7,560	$5,130	$2,219	$29,624
Add: transportation and other selling cost	119	612	546	76	123	1,476
Add: smelting and refining cost	245	3,204	3,816	153	824	8,242
Add: environmental duty and royalties cost	49	113	84	59	24	329
Total cash cost before by-product credits (B)	$7,767	$11,290	$12,006	$5,418	$3,190	$39,671
Deduct: By-product credits attributed to
Gold by-product credits	(26)	(249)	-	(1,831)	(1,086)	(3,192)
Lead by-product credits	-	(1,778)	(7,954)	-	-	(9,732)
Zinc by-product credits	-	(4,962)	-	-	-	(4,962)
Total by-product credits	$(26)	$(6,989)	$(7,954)	$(1,831)	$(1,086)	$(17,886)
Total cash cost (C)	$7,741	$4,301	$4,052	$3,587	$2,104	$21,785
Workers’ Participation	(5)	-	-	(6)	15	4
General and administrative expenses	-	-	-	-	-	4,157
Share-based payments	-	-	-	-	-	1,609
Accretion of decommissioning liabilities	56	40	40	39	21	196
Sustaining capital expenditures	1,890	2,639	1,681	1,336	1,164	9,030
All-In Sustaining Costs (D)	$9,682	$6,980	$5,773	$4,956	$3,304	$36,781
Payable silver ounces produced (E)	542,556	554,762	796,575	570,223	186,513	2,650,629
Tonnes milled (F)	167,270	172,647	157,934	88,362	45,396	631,609

Total cash cost per ounce, before by-product credits (B/E)	$14.32	$20.35	$15.08	$9.50	$17.10	$14.97
Total cash cost per ounce (C/E)	$14.27	$7.75	$5.09	$6.29	$11.28	$8.22
All-in sustaining cost per ounce (D/E)	$17.85	$12.58	$7.25	$8.69	$17.71	$13.88
Production cost per tonne (A/F)	$43.96	$42.64	$47.87	$58.06	$48.88	$46.90

Gold by-product credits per ounce	$(0.05)	$(0.45)	$-	$(3.21)	$(5.82)	$(1.20)
Lead by-product credits per ounce	-	(3.20)	(9.99)	-	-	(3.67)
Zinc by-product credits per ounce	-	(8.94)	-	-	-	(1.87)
Iron by-product credits per ounce	-	-	-	-	-	-
Total by-product credits per ounce	$(0.05)	$(12.59)	$(9.99)	$(3.21)	$(5.82)	$(6.74)

First Majestic Silver Corp. 2016 First Quarter Report	Page 31

Average Realized Silver Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars and concentrates, including associated metal by-products of gold, lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into payable equivalent silver ounces sold to calculate the average realized price per ounce of silver equivalents sold.

	Three Months Ended March 31
	2016	2015
Revenues as reported	$66,509	$54,569
Add back: smelting and refining charges	6,480	8,242
Gross revenues	72,989	62,811
Less: Sandstorm gold revenues	(1,168)	-
Gross revenues, excluding Sandstorm (A)	$71,821	$62,811

Payable equivalent silver ounces sold	5,022,401	3,683,882
Less: Payable equivalent silver ounces sold to Sandstorm	(260,788)	-
Payable equivalent silver ounces sold, excluding Sandstorm (B)	4,761,613	3,683,882

Average realized price per ounce of silver sold (A/B)(1)	$15.08	$17.05
Average market price per ounce of silver per COMEX	$14.87	$16.70

Sandstorm gold revenues	$1,168	$-
Payable gold ounces sold	3,273	-
Average realized price per ounce of Sandstorm gold sold	$357	$-

(1)	Average realized price per ounce of silver sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to fourth-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one month after delivery to the customer, based on the market price at that time. The mark-to-market adjustments do not apply to doré sales.

Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The Company excludes non-cash and unusual items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

The following table provides a detailed reconciliation of net earnings as reported in the Company’s consolidated financial statements to adjusted net earnings and Adjusted EPS.

	Three Months Ended March 31
	2016	2015
Net loss as reported	$(7,433)	$(1,105)
Adjustments for non-cash or unusual items:
Deferred income tax expense	7,837	1,694
Share-based payments	1,147	1,609
Gain from investment in derivatives and marketable securities	(1,017)	(1,395)
Loss (gain) from fair value adjustment of prepayment facilities	1,255	(468)
Recovery of mineral inventory	(745)	(654)
Loss on early settlement of prepayment facilities	3,506	-
Adjusted net earnings (loss)	$4,550	$(319)
Weighted average number of shares on issue - basic	155,692,432	117,594,640
Adjusted EPS	$0.03	$(0.00)

First Majestic Silver Corp. 2016 First Quarter Report	Page 32

Cash Flow per Share

Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the consolidated statements of cash flow, divided by the weighted average shares outstanding during the period.

	Three Months Ended March 31
	2016	2015
Operating Cash Flows before Working Capital and Taxes	$24,972	$17,314
Weighted average number of shares on issue - basic	155,692,432	117,594,640
Cash Flow per Share	$0.16	$0.15

Working Capital

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency.

	March 31	December 31,
	2016	2015
Current Assets	$117,545	$104,785
Less: Current Liabilities	(59,696)	(89,201)
Working Capital	$57,849	$15,584

ADDITIONAL GAAP MEASURES

The Company uses additional financial measures which should be evaluated in conjunction with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The following additional GAAP measures are used:

Gross Margin

Gross margin represents the difference between revenues and cost of sales, excluding depletion, depreciation and amortization. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance prior to non-cash depletion, depreciation and amortization in order to assess the Company’s ability to generate operating cash flow.

Mine Operating Earnings

Mine operating earnings represents the difference between gross margin and depletion, depreciation and amortization. Management believes that mine operating earnings provides useful information to investors because mine operating earnings excludes expenses not directly associated with commercial production.

Operating Cash Flows before Working Capital and Taxes

Operating cash flows before working capital and taxes represents cash flows generated from operations before changes in working capital and income taxes paid. Management believes that this measure allows investors to evaluate the Company’s pre-tax cash flows generated from operations adjusted for fluctuations in non-cash working capital items due to timing issues and the Company’s ability to service its debt.

The terms described above do not have a standardized meaning prescribed by IFRS, therefore the Company’s definitions may not be comparable to similar measures presented by other companies.

First Majestic Silver Corp. 2016 First Quarter Report	Page 33

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of March 31, 2016, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•	maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;

•	provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There has been no change in the Company’s internal control over financial reporting during the three months ended March 31, 2016 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

First Majestic Silver Corp. 2016 First Quarter Report	Page 34

CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements

Certain information contained herein this MD&A constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change other than as required by securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

Cautionary Note regarding Reserves and Resources

Mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 (“NI 43-101”), issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Ramon Mendoza, P. Eng., Vice President of Technical Services and Jesus Velador, Ph.D., Director of Exploration, are certified QPs for the Company. Ramon Mendoza has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian NI 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

First Majestic Silver Corp. 2016 First Quarter Report	Page 35

Additional Information

Additional information on the Company, including the Company’s Annual Information Form and the Company’s audited consolidated financial statements for the year ended December 31, 2015, is available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

First Majestic Silver Corp. 2016 First Quarter Report	Page 36